WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

RICHARD D. KATCHER

PETER C. CANELLOS

ALLAN A. MARTIN

LAWRENCE B. PEDOWITZ

ROBERT B. MAZUR

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

DAVID M. EINHORN

KENNETH B. FORREST

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

WARREN R. STERN

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MICHAEL B. BENNER

MARC WOLINSKY

DAVID GRUENSTEIN

PATRICIA A. VLAHAKIS

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

PAMELA S. SEYMON

STEPHANIE J. SELIGMAN

ERIC S. ROBINSON

JOHN F. SAVARESE

SCOTT K. CHARLES

ANDREW C. HOUSTON

PHILIP MINDLIN

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

CRAIG M. WASSERMAN

ADAM D. CHINN

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

KAREN G. KRUEGER

DOUGLAS K. MAYER

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

MITCHELL S. PRESSER

ILENE KNABLE GOTTS

JEFFREY R. BOFFA

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

MICHAEL S. KATZKE

RACHELLE SILVERBERG

DAVID C. BRYAN

STEVEN A. COHEN

GAVIN D. SOLOTAR

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JARED M. RUSMAN

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

JAMES COLE, JR.

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

_______________

GEORGE A. KATZ (1965-1989)

JAMES H. FOGELSON (1967-1991)

_______________

OF COUNSEL

WILLIAM T. ALLEN

LEONARD M. ROSEN

THEODORE GEWERTZ

MICHAEL W. SCHWARTZ

THEODORE A. LEVINE

ELLIOTT V. STEIN

NORMAN REDLICH

J. BRYAN WHITWORTH

JOHN M. RICHMAN

AMY R. WOLF

_________

COUNSEL

ADRIENNE ATKINSON

LAWRENCE A. PASINI

ANDREW J.H. CHEUNG

ADAM J. SHAPIRO

PAMELA EHRENKRANZ

September 26, 2005

J. AUSTIN LYONS

LORI S. SHERMAN

PAULA N. GORDON

T. EIKO STANGE

DAVID A. SCHWARTZ

JED I. BERGMAN

MICHAEL A. CHARISH

DAMIAN G. DIDDEN

JOHN F. LYNCH

ERIC M. ROSOF

WILLIAM SAVITT

MARTIN J.E. ARMS

BENJAMIN D. FACKLER

ISRAEL FRIEDMAN

DIMITRY JOFFE

ROY J. KATZOVICZ

ROBERT J. LIUBICIC

GREGORY E. OSTLING

JONATHAN E. PICKHARDT

GREGORY N. RACZ

EDWARD J.W. BLATNIK

BENJAMIN S. BURMAN

NELSON O. FITTS

JEFFREY C. FOURMAUX

MICHAEL GAT

JEREMY L. GOLDSTEIN

MAURA R. GROSSMAN

JOSHUA M. HOLMES

JOSHUA A. MUNN

DAVID E. SHAPIRO

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

WILLIAM R. HARKER

DAVID KAHAN

MARK A. KOENIG

DAVID K. LAM

KENNETH K. LEE

LAURA E. MUÑOZ

MICHAEL S. WINOGRAD

FORREST G. ALOGNA

JAMES R. LEVINE

GORDON M. MEAD

SAMUEL J. RASCOFF

DANIELLE L. ROSE

BENJAMIN M. ROTH

ROBIN M. WALL

DAVID M. ADLERSTEIN

SHIRI BEN-YISHAI

ANATOLIY BIZHKO

JOSHUA D. BLANK

JOSHUA A. FELTMAN

JONATHAN H. GORDON

CHETAN GULATI

ADAM HICKEY

MARGARET ISA

ANDREW S. JACOBS

EMIL A. KLEINHAUS

CHI T. STEVE KWOK

JASON M. LYNCH

HEATHER L. MAHAR

DEBORAH MARTINEZ

WILLIAM E. SCHEFFER

DAVID B. SILVA

KRISHNA VEERARAGHAVAN

ADIR G. WALDMAN

B. UMUT ERGUN

KRISTELIA A. GARCIA

ANNIE H. JEONG

SARAH S. JOHNSON

MICHAEL KRASNOVSKY

SARAH A. LEWIS

YELENA LUNGIN

SARAH FERN MEIL

GARRETT B. MORITZ

ALISON L. PLESSMAN

ADAM M. GOGOLAK

DANIEL E. HEMLI

SCOTT B. LUFTGLASS

PAUL S. MISHKIN

KEVIN OTERO

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lazard Group LLC
Registration Statement on Form S-4,
filed July 21, 2005, as amended September 7, 2005 and September 23, 2005
File No. 333-126751

Dear Mr. Webb,

On behalf of Lazard Group LLC (“Lazard Group” or the “Company”), set forth below are the responses of Lazard Group to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Registration Statement, which comments the Staff delivered in a letter dated September 19, 2005.

We are providing under separate cover five copies of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which reflects Lazard Group’s responses and additional and revised disclosure. Two copies of Amendment No. 2 are marked to show changes from the filing of Amendment No. 1 of the Registration Statement on Form S-4 on

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 26, 2005

September 7, 2005. We are providing courtesy copies of Amendment No. 2, including a version marked for changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of Lazard Group. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General

1.	Please note that, as an affiliate of the issuer, Lazard Capital Markets LLC cannot make a market in the notes without an effective registration statement or an exemption from registration. Please advise us what it intends to do.

Lazard Group supplementally advises the Staff of its view that Lazard Capital Markets LLC (“LCM”) is not currently an affiliate of Lazard Group. In any event, and without prejudice to Lazard Group’s position on the affiliate status of LCM, Lazard Group hereby supplementally advises the Staff that Lazard Group has notified LCM of the Staff’s Comment and that LCM has informed Lazard Group that LCM does not intend to make a market in the notes without an effective registration statement or an exemption from registration.

Risk Factors, page 22

2.	We note your response to prior comment 7; however, the resulting disclosure does not address known results of the implementation of your revised compensation system and its effect on the retention of managing directors. As noted in the press Mr. Braggiotti represented up to 20% of your European advisory fees. Please revise the risk factors so that they reflect the risks discussed as Lazard’s management views them as of recent date.

The Company has revised the Registration Statement on page 22 in response to the Staff’s Comment, to include disclosure regarding the Company’s views with respect to the effect of the Company’s revised compensation policy on managing director retention to date.

The Company supplementally advises the Staff that the press has had a misconception as to Mr. Braggiotti’s contribution to our European advisory effort. Although Mr. Braggiotti had administrative and oversight responsibility for our Continental European Advisory business outside of France, which is an important part of our European advisory business, he was by no means solely responsible for the fees generated in that area. There are numerous talented professionals working in Europe who made and continue to make significant contributions to our success. In any event, as disclosed on page 102 of the Registration Statement (under “Business-Principal Lines of Business-Financial Advisory-Staffing”), the Company does not expect any material adverse effect on its overall 2005 financial results from his resignation.

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 26, 2005

Description of Other Indebtedness, page 170

3.	Please set forth, in reasonable detail, the financial covenants in Lazard Group’s senior revolving credit facility.

The Company has revised the Registration Statement on page 170 in response to the Staff’s Comment.

* * *

WACHTELL, LIPTON, ROSEN & KATZ

Division of Corporate Finance

September 26, 2005

Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact the undersigned or Gavin D. Solotar, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Benjamin D. Fackler
Benjamin D. Fackler, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard Group LLC